Exhibit 99.1

Reunion Neuroscience Inc. Obtains Final Court Order for Proposed
Plan of Arrangement

TORONTO, July 14, 2023 – Reunion Neuroscience Inc. (TSX: REUN, NASDAQ: REUN) ("Reunion" or the "Company"), a clinical-stage biopharmaceutical company committed to developing innovative and patented therapeutic solutions for underserved mental health conditions is pleased to announce that, earlier today, the Ontario Superior Court of Justice (Commercial List) granted a final order approving the proposed arrangement (the "Arrangement") under Section 192 of the Canada Business Corporations Act, with affiliates of MPM BioImpact ("MPM").

As previously announced, the Arrangement was approved by shareholders of the Company at its special meeting of shareholders held on July 12, 2023. Assuming that the remaining conditions precedent are satisfied or waived, Reunion anticipates that closing of the Arrangement will occur on or about July 21, 2023.

TRANSACTION BACKGROUND

On May 31, 2023, Reunion and affiliates of MPM entered into a definitive arrangement agreement (the "Arrangement Agreement"), whereby affiliates of MPM would acquire Reunion in an all-cash transaction valued at approximately US$13.1 million. Pursuant to the terms and conditions of the Arrangement Agreement, all holders of outstanding common shares ("Shares") of Reunion will be entitled to receive US$1.12 in cash for each Share held immediately prior to the effective time of the Arrangement.

Further details with respect to the Arrangement and certain other closing conditions are described in Reunion’s Management Information Circular dated June 13, 2023 (available on Reunion’s profiles on the SEDAR website at www.sedar.com and on the EDGAR section of the Securities and Exchange Commission’s ("SEC") website at www.sec.gov).

About Reunion Neuroscience Inc.

Reunion is committed to developing innovative therapeutic solutions for underserved mental health conditions. The Company’s lead asset, RE104, a proprietary, novel, serotonergic psychedelic compound and the only 4-OH-DiPT prodrug in clinical development, is being developed as a potential treatment for postpartum depression that could provide rapid symptom relief and durable efficacy. RE104 is protected under U.S. Patent No. 11,292,765 issued on April 5, 2022 (priority June 30, 2020), with claims for composition of matter, methods of manufacturing, formulations and methods of use for a genus of hemiester tryptamines, including RE104, which could provide protection out to June 30, 2041. Reunion is also developing the RE200 series, which includes preclinical compounds with enhanced receptor selectivity to address additional therapeutic applications.

Cautionary Note Regarding Forward-Looking Statements

This release includes forward-looking information (within the meaning of Canadian securities laws and within the meaning of the United States Private Securities Litigation Reform Act of 1995) regarding Reunion and its business. Often but not always, forward-looking information can be identified by the use of words such as "expect", "intends", "anticipates", "plans", "believes" or variations (including negative variations) of such words and phrases, or state that certain actions, events or results "may", "could", "would", "should" or "will" be taken, occur or be achieved. Such statements are based on the current expectations and views of future events of the management of Reunion and are based on assumptions and subject to risks and uncertainties, many of which are beyond Reunion’s control. Forward-looking statements in this news release include, but are not limited to, statements regarding: the Arrangement Agreement, the Arrangement, receipt of all approvals required for the Arrangement, satisfaction or waiver of closing conditions, and the timing of the closing of the Arrangement. Although the management of Reunion believes that the assumptions underlying these statements are reasonable, they may prove to be incorrect. The forward-looking events and circumstances discussed in this release may not occur and could differ materially as a result of known and unknown risk factors and uncertainties affecting the companies, including the Risk Factors disclosed in Reunion’s public filings available on the SEDAR website at www.sedar.com and on the EDGAR section of the SEC website at www.sec.gov. Although Reunion has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. Accordingly, readers should not place undue reliance on any forward-looking statements or information. No forward-looking statement can be guaranteed. Except as required by applicable securities laws, forward-looking statements speak only as of the date on which they are made (or such earlier date, if identified) and Reunion does not undertake any obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise. Additional information relating to Reunion, including its Annual Information Form and Risk Factors, can be located on the SEDAR website at www.sedar.com and on the EDGAR section of the SEC’s website at www.sec.gov.

Neither the Toronto Stock Exchange, nor its Regulation Services Provider, have approved the contents of this release or accept responsibility for the adequacy or accuracy of this release.

For further information:

Investor Contacts:
Irina Koffler
LifeSci Advisors, LLC
646.970.4681
ikoffler@lifesciadvisors.com